SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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1. PURPOSE
Define Integrated Corporate Risk Management principles and guidelines in the scope of Companhia Paranaense de Energia (Copel) (Holding), its wholly-owned subsidiaries (WOSs), subsidiaries, jointly controlled companies and, if applicable, affiliates and other equity holdings. For the purposes hereof, the abovementioned companies shall henceforth be referred to as Copel.
2. CONCEPTS
2.1 - AUDIT COMMITTEE
A standing independent advisory body that is part of the Corporate Governance structure, responsible for reviewing and supervising accounting and financial reporting processes, internal control and risk management processes, and the activities of internal auditors and independent external auditors.
2.2 - CORPORATE RISK MANAGEMENT COMMITTEE
A standing advisory body for issues related to Integrated Corporate Risk Management, the main purposes of which are to supervise and monitor Copel's risk management, address conflicts of interest and advise the Audit Committee in order to strengthen management of funds and protect and ensure the value of its assets.
2.3 - AFFILIATES
Companies in which the investor entity has ‘significant influence’, i.e. holds or exercises the power to participate in an investee's financial or operating policy decisions without controlling it. Influence is deemed 'significant' if the investor entity holds 20% or more of investee's voting capital without controlling it.
2.4 - SUBSIDIARIES
Companies in which the parent company, directly or through other subsidiaries, holds rights that permanently assures them a preponderant role in corporate decisions and the power to elect a majority of officers.
2.5 - INTEGRATED CORPORATE RISK MANAGEMENT
Coordinated activities to manage risks related to all Copel's areas of business based on the Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management (COSO - ERM); ISO 31000 (ABNT NBR ISO 31000:2009) and the Risk Management model published by Brazil's National Quality Foundation (FNQ).
2.6 - RISK
Possibility of an event occurring and adversely affecting the ability to reach objectives, which may lead to negative impact, positive impact, or both. It will be a risk if the effect is negative or an opportunity if the result is positive. Risk is measured in terms of impact (or consequences) and probability and the following types of risk are considered:
a) inherent risk: risk existing before measures are taken to alter its probability or impact if the risk materializes; and
b) residual risk: risk remaining after measures have been taken to treat inherent risk.
2.7 - EVENT
Occurrence or change in a specific set of circumstances.
2.8 - CORRUPTION
Act or effect of using power or authority to gain advantages or make use of public money for own interest.
2.9 - FRAUD
Business Management Directorate (local acronym DGE)
Logistics and Organizational Development Superintendence (local acronym SLO)

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Intentional act of omission or manipulation of transactions, adulteration of documents, records or financial statements, or undue appropriation of assets causing accounting and/or financial distortions.
2.10 - RISK PROFILE
The structure adapted by Copel to group risks by category of objectives defined by the COSO-ERM, including their nature and their relation to risk appetite:
a) Strategic Risk: associated with senior management's decision making and strategic planning and which may lead to substantial decline in Copel's economic value;
b) Operational Risk: relates to the efficacy and efficiency of Copel's operations, including financial and operational performance targets and hedging for impaired assets and the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, persons or systems, or external events such as natural disasters, fraud, strikes and terrorist acts;
c) Disclosure Risk: associated with the possibility of issuing incomplete, inaccurate or untimely financial, managerial, regulatory, fiscal, statutory or sustainability reports, exposing Copel to fines, penalties or other sanctions; and
d) Compliance Risk: related to compliance with laws and regulations to which Copel is subject, as well as its own internal rules and policies.
2.11 - PROBABILITY
Indicates the possibility of a given event occurring. Probability may be expressed in quantitative terms, such as percentage, frequency of occurrence, or another numerical metric, or in qualitative terms such as: high, medium, low.
2.12 - IMPACT (or CONSEQUENCE)
Outcome or effect of an event that affects objectives. Impacts (or consequences) may be expressed qualitatively or quantitatively. The impact of an event may be positive or negative in relation to the organization's objectives.
2.13 - INCIDENT
Unforeseen and undesirable event that may disrupt and prevent objectives being reached, cause financial loss, reputational damage and operational impacts.
2.14 - INTERNAL CONTROL
Set of policies and procedures developed and deployed to ensure reasonable certainty in relation to reaching organizational objectives for operations, disclosure and compliance. COPEL uses the COSO's Internal Control Integrated Framework.
2.15 - RISK MANAGER
Person responsible for identifying possibilities of loss, knowing and evaluating factors of influence and effects (scenarios and trends) and having sufficient controls to monitor risks.
2.16 - RISK APPETITE
Risk level that Copel is willing to accept in order to fulfill its mission and vision and generate shareholder value.

3. PRINCIPLES
This NPC is governed by the principles set forth in the following documents:
• Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management Framework (COSO - ERM).
• COSO - Internal Control Integrated Framework.
Business Management Directorate (local acronym DGE)
Logistics and Organizational Development Superintendence (local acronym SLO)

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• ABNT Standard NBR ISO 31000: 2009.
• Code of Best Practices for Corporate Governance of the Brazilian Corporate Governance Institute (IBGC).
• United Nations Global Compact
• Risk Management Model published by Brazil's National Quality Foundation (FNQ).
4. GUIDELINES
4.1 - Ensure risk management policy remains aligned with Copel's objectives and strategies.
4.2 - Maintain effectiveness and compliance in the internal control environment.
4.3 - Ensure that the internal control environment's corruption and fraud risks are monitored.
4.4 - Integrate the risk management process in commercial relations with suppliers and business partners.
4.5 - Adopt business performance indicators to monitor risks.
4.6 - Ensure that severe risks with very low probability of occurring are included when formulating strategies.
4.7 - Constantly improve management of risks involving Copel's business.
4.8 - Integrate risk management into all organizational processes.
4.9 - Consider social-environmental and corporate sustainability aspects when assessing risks.
4.10 - Integrate and maintain levels of risk appetite aligned with Copel's strategic, business and financial aspects.
4.11 - Adopt practices for reporting and controlling incidents and opportunities.
4.12 - Adopt risk appetite criteria to be annually submitted for appreciation by the Audit Committee
4.13 - Route any opportunities detected to the competent areas to analyze them and take any measures required to materialize them.
5. RISK MONITORING AND CONTROL
5.1 - Risks will be reviewed whenever the following alterations in scenarios occur:
• Strategic planning review;
• alterations affecting projects or processes;
• changing external scenario: altered macroeconomic, political, social and regulatory factors, among others.
5.2 - Controls must be reviewed periodically as per criteria for their associated risk exposure.
6. RELATED LEGISLATION AND REGULATIONS
a) Federal Law 12846/2013 (anti-corruption law);
b) Federal Decree 8420/2015 (regulates anti-corruption law);
c) Federal Law 8429/1992 (Law on Administrative Misconduct);
d) Sarbanes-Oxley Act of 2002, particularly sections 302 and 404;
e) United States Foreign Corrupt Practices Act (FCPA), 1977;
f) ABNT Standard NBR ISO 26000, 2010;
g) NPC 0101 - Financial Investment Policy;
Business Management Directorate (local acronym DGE)
Logistics and Organizational Development Superintendence (local acronym SLO)

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h)	NPC 0308 - Corporate Governance Policy;
i)	Copel's Code of Conduct;
j)	CVM and BM&FBOVESPA normative instructions; and
k)	Joint Regulatory Instruction 01/2016 (ministries of Transparency, Supervision and Control and the Ministry of Planning, Budget and Management).

Update NPC 0104 of June 30, 2015 and replace any other normative instruments related to the subject.

This Policy was approved at the 158th Ordinary Meeting of the Board of Directors (local acronym CAD) on September 5, 2016.

Original document signed by:

LUIZ FERNANDO LEONE VIANNA
Chief Executive Officer

This policy shall come into effect as of its publication.

Business Management Directorate (local acronym DGE)
Logistics and Organizational Development Superintendence (local acronym SLO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 31, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.